UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Falk, Michael S
   One Beekman Place, #15A
   New York, NY  10022
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   07/20/00
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   ProxyMed, Inc.
   PILL
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Director
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock, par value $.001 per share(1) |22,666                |I               |CommonWealth Associates                        |
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Common Stock, par value $.001 per share    |62,600                |D               |                                               |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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
Warrants                |immed    |06/07/05 |Common Stock           |1,000,000|$1.00     |I            |See Footnote (1)           |
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Warrants                |immed    |05/07/05 |Common Stock           |1,000,000|$1.50     |I            |See Footnote (1)           |
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Warrants                |immed    |06/29/05 |Common Stock           |5,325,366|$1.00     |I            |See Footnote (1)           |
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Warrants                |immed    |05/07/01 |Common Stock           |98,000   |$5.63     |I            |See Footnote (1)           |
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Warrants                |immed    |06/01/03 |Common Stock           |47,188   |$12.10    |I            |See Footnote (1)           |
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Warrants                |immed    |01/21/04 |Common Stock           |10,000   |$11.44    |I            |See Footnote (1)           |
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Warrants                |immed    |06/10/04 |Common Stock           |35,000   |$13.31    |I            |See Footnote (1)           |
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Warrants                |immed    |06/10/04 |Common Stock           |7,333    |$10.00    |I            |See Footnote (1)           |
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Series C 7% Convertible |N/A      |N/A      |Common Stock           |150,000  |$1.00     |I            |See Footnote (2)           |
Preferred Stock         |         |         |                       |         |          |             |                           |
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Warrants                |immed    |06/29/05 |Common Stock           |75,000   |$1.00     |I            |See Footnote (2)           |
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
Explanation of Responses:
(1) There shares and warrants are owned directly by Commonwealth Associates, L.P. ("Commonwealth").
Reporting Person is Chairman and principal stockholder of Commonwealth Associates Management Corp.
("CAMC"), the general partner of Commonwealth. Reporting person disclaims beneficial ownership of the shares and warrants held by Commonwealth other than that portion which corresponds with his equity ownership in
CAMC.
(2) These securities are owned directly by ComVest Capital Partners LLC ("ComVest"). Reporting person is a
Manager and principal member of ComVest. Reporting person disclsims beneficial ownership of the securities held by ComVest other than that portion which corresponds with his membership interest in ComVest.
SIGNATURE OF REPORTING PERSON
Michael S. Falk
DATE
July 31, 2000